EXHIBIT 99.1

US Army Corps of Engineers Awards Stantec with National Dam and Levee Safety Contract

Stantec will provide geotechnical services for flood damage reduction projects

EDMONTON, Alberta and NEW YORK, Aug. 18, 2020 (GLOBE NEWSWIRE) -- The US Army Corps of Engineers (USACE), Huntington District, has awarded global design firm Stantec with a five-year, $45 million indefinite delivery/indefinite quantity (IDIQ) contract. Under this geotechnical services contract, the firm will be tasked to support the USACE mission to plan, design, evaluate, construct, operate, and control flood damage reduction projects within the Continental United States and its territories.

Stantec will provide various geotechnical services for dam and levee safety projects. These complex projects will include the stability of earthen and gravity dams, seepage management and control features, design of embankments and foundations, expert subject-matter consultation, seismic hazard/ground motion/liquefaction studies, and risk-informed geotechnical assessments, analyses, and design. In alignment with the mission of the Department of Defense, projects under this IDIQ qualify as essential work and are expected to continue during the COVID-19 pandemic.

“We’ve provided geotechnical and engineering services for civil works projects in partnership with USACE, Huntington District, for nearly five decades, helping USACE to make risk-informed decisions through reliable exploration and engineering services,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “We’re thrilled to continue this trusted partnership and advance the critical mission to secure and improve our nation’s infrastructure.”

The IDIQ contract continues Stantec’s 60-plus-year history supporting USACE, which has involved thousands of task orders to address civil works, environmental, and military construction programs. The firm has aided in planning, investigations, special studies, design, maintenance, construction management, and commissioning services nationwide. Stantec’s national civil works and geotechnical services for USACE include maintenance, investigation, and design expertise.

Stantec is currently providing engineering services to USACE’s Dam Safety Modification Mandatory Center of Expertise. The firm has completed multiple task orders for major civil works projects, such as the Bluestone Dam in West Virginia, Folsom Dam in California, Lewisville Dam Auxiliary Spillway in Texas, and Keystone Dam in Oklahoma. Stantec engineers, geologists, and professional staff have worked on nearly 20 of USACE’s highest priority systems, providing tailored solutions to complex dam and levee safety issues.

Stantec is an industry leader in the hydropower and dam sector with experience encompassing feasibility studies, detailed design, and construction management of more than 5,000 dam projects around the globe. The team has designed some of the world’s most prominent projects, including the Panama Canal Expansion; the Tekeze Dam in Ethiopia, the tallest concrete arch dam in Africa at its completion; the Warragamba Dam raise in Australia; the San Vicente Dam Raise, the largest concrete dam raise in the US; and the Mangla Dam in Pakistan.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Stantec Media Relations	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

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